Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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The following e-mail was sent on August 3, 2005 by Automatic Data Processing, Inc. on behalf of Adobe Systems Incorporated to certain stockholders of Adobe Systems Incorporated:

PROXYVOTE.COM

You elected to receive shareholder communications and submit voting instructions via the Internet. This e-mail notification contains information specific to your holding in the security identified below. Please read the instructions carefully before proceeding.

This is a NOTIFICATION of the:

2005 ADOBE SYSTEMS INCORPORATED Annual Meeting of Stockholders

MEETING DATE: August 24, 2005
For Holders as of: July 19, 2005
CUSIP NUMBER: 00724F101

ACCOUNT NUMBER:  «AccountNumber»

CONTROL NUMBER:  «ControlNumber»

You can enter your voting instructions and view the stockholder material at the following Internet site:

http://www.proxyvote.com/0012345678901

For our secure site:
https://www.proxyvote.com/0012345678901

Note: If your E-mail software supports it, you can simply click on the above link.

To access ProxyVote, you will need the above CONTROL NUMBER and the four digit PIN you enrolled with at the time you elected to receive electronic communications (we suggested the last four digits of your Social Security number or Tax ID). If you do not know your PIN please follow the instructions below. Internet voting is accepted up to 11:59 p.m. (ET) the day before the meeting/cut off date.

To view the documents below, you may need the Adobe Acrobat Reader. To download the Adobe Acrobat Reader, click the URL address below:

http://www.adobe.com/products/acrobat/readstep2.html

The relevant supporting documentations can also be found at the following Internet site(s):

http://ww3.ics.adp.com/streetlink_data/dirADBE/mis/HTML1/default.htm

If you would like to cancel your enrollment, or change your e-mail address or PIN, please go to http://www.InvestorDelivery.com. You will need the enrollment number below, and your four-digit PIN.  If you have forgotten your PIN, you can have it sent to your enrolled e-mail address by going to http://www.InvestorDelivery.com

Your InvestorDelivery Enrollment Number is:                                                 «EnrollmentNumber»

There are no charges for this service.  There may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the stockholder.

Please do not send any e-mail to ID@ProxyVote.com. Please REPLY to this e-mail with any comments or questions about ProxyVote.com. (Include the original text and Subject line of this message for identification purposes.)

Additional Information and Where to Find It

Adobe Systems Incorporated has filed a registration statement on Form S-4, and Adobe and Macromedia, Inc. have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia.  Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SECs web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-832-5995.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobes proxy statement for its 2005 AnnualMeeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedias proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on June 20, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Adobe andMacromedia as described above.